UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 13 March 2015

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTOR

In compliance with paragraphs 3.63 to 3.74 of the Listings
Requirements of JSE Limited ("the Listings Requirements") we
hereby advise that the below-mentioned director, of Gold Fields
Limited, has sold shares in the Company.

Details of the transactions are set out below:

Name	DMJ Ncube
Nature of transaction	On market sale of Gold Fields shares
Transaction Date	10 March 2015
Number of Shares	2378
Class of Security	Ordinary shares
Price per Share	R46.8177
Total Value	R111 332.49
Nature of interest	Direct and Beneficial
Name	DMJ Ncube
Nature of transaction	On market sale of Gold Fields shares
Transaction Date	10 March 2015
Number of Shares	8874
Class of Security	Ordinary shares
Price per Share	R46.8177
Total Value	R415 460.27
Nature of interest	Indirect and Beneficial

In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities have been
obtained.

13 March 2015
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 13 March 2015

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer